U. S. Securities and Exchange Commission
                          Washington, D. C. 20549


                                  FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.



1.   Name and Address of Reporting Person
          Masterson, Richard E.
          407 N. Big Spring Street
          Midland, TX 79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties Institutional Income Fund VIII-B, L.P.

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          November 1996

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
          Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President, Exploration and Acquisitions.

                                  TABLE I


1.   Title of Security
          Limited partnership interest



                                                Units
Date      Code    Units   Acquired    Price     Owned   Ownership  Nature
-----     ----    -----   --------    -----     -----   ---------  ------
11-08-96    P      5.00       A     $156.69     519.00      I         *
11-08-96    P     20.00       A     $158.90     539.00      I         *


* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President, Exploration and Acquisitions.




Date:  December 1, 1996              /s/ Richard E. Masterson
                                     ------------------------------------
                                     Richard E. Masterson, Vice-President,
                                     Exploration and Acquisitions of
                                     Southwest Royalties, Inc. the Managing
                                     General Partner